CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$2,325,000	$269.93

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated January 21, 2011 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and Index Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$2,325,000 Callable Yield Notes due February 1, 2012 Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index Global Medium-Term Notes, Series A, No. E-6334

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	January 21, 2011

Issue Date:	January 26, 2011

Final Valuation Date:	January 27, 2012*

Maturity Date:	February 1, 2012**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Interest Rate:	9.55% per annum

Interest Payment Dates:	Monthly, payable in arrears on the same day of the month as the issue date, commencing on February 28, 2011 (the first Business Day following February 26, 2011).

Day Count Convention:	30/360

Tax Allocation of the Monthly Payments on the Notes:	Deposit Income: $0.63 per $1,000 principal amount Note Put Premium: $7.33 per $1,000 principal amount Note (the amount of the monthly interest payment minus the Deposit Income)

Early Redemption at the Option of the Issuer:	The Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price set forth below, on any Interest Payment Date for the month of April, 2011, July, 2011 or October, 2011, provided the Issuer gives at least five business days’ prior written notice to the trustee. If the Issuer exercises its redemption option, the Interest Payment Date on which the Issuer so exercises will be referred to as the “Early Redemption Date”.

Redemption Price:	If the Issuer exercises its redemption option on any applicable Interest Payment Date, you will receive on the Early Redemption Date 100% of the principal amount of your Notes together with any accrued but unpaid interest to but excluding such scheduled Interest Payment Date.

Business Day Convention:	Following; Unadjusted

Business Day	New York and London

Payment at Maturity:

If you hold your Notes to maturity, you will receive, in addition to the final interest payment, a cash payment determined as follows:

•          If a Knock-In Event does not occur, $1,000 per $1,000 principal amount Note;

•          If a Knock-In Event occurs and the Index Return of the Lesser Performing Index is equal to or greater than the 0%, $1,000 per $1,000 principal amount Note;

•          If a Knock-In Event occurs and the Index Return of the Lesser Performing Index is less than the 0%, an amount calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Index Return of the Lesser Performing Index]

You may lose some or all of your principal if you invest in the Notes. If a Knock-In Event occurs and the Index Return of the Lesser Performing Index is less than 0%, your Notes will be fully exposed to any decline of the Lesser Performing Index from its Initial Level to its Final Level. If a Knock-In Event occurs and the Index Return of the Lesser Performing Index is less than 0%, the payment at maturity will be based solely on the Index Return of the Lesser Performing Index, and the performance of the Index that is not the Lesser Performing Index will not be taken into account for purposes of calculating any payment at maturity under the Notes. Any payment on the Notes, including any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Knock-In Event:	A Knock-In Event occurs if, as determined by the Calculation Agent, the Closing Level of an Index is less than the Knock-In Barrier applicable to such Index on any Index Business Day during the Observation Period; provided, however, that, if a Market Disruption Event (as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement) occurs with respect to an Index on an Index Business Day during the Observation Period, the Closing Level of such Index on such Index Business Day will be disregarded for purposes of determining whether a Knock-In Event occurs.

Indices:

S&P 500® Index (the “S&P 500 Index”) and Russell 2000® Index (the “Russell 2000 Index”)

Each of the S&P 500 Index and the Russell 2000 Index is referred to in this pricing supplement as an “Index” and collectively as the “Indices”.

Closing Level:

With respect to the S&P 500 Index, for any Index Business Day, the closing value of the S&P 500 Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing value of the S&P 500 Index will be based on the alternate calculation of the S&P 500 Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-90 of the accompanying Prospectus Supplement.

With respect to the Russell 2000 Index, for any Index Business Day, the closing value of the Russell 2000 Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “RTY <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing value of the Russell 2000 Index will be based on the alternate calculation of the Russell 2000 Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-90 of the accompanying Prospectus Supplement.

Knock-In Barrier:

With respect to the S&P 500 Index, 994.60, the Initial Level of the S&P 500 Index multiplied by 77.5%, rounded to the nearest hundredth.

With respect to the Russell 2000 Index, 599.21, the Initial Level of the Russell 2000 Index multiplied by 77.5%, rounded to the nearest hundredth.

Observation Period:	The period from but excluding the Initial Valuation Date to and including the Final Valuation Date.

Index Business Day:	With respect to an Index, a day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Lesser Performing Index:	The Index with the lower Index Return, as calculated in the manner set forth below.

Index Return:	With respect to an Index, the performance of such Index from its Initial Level to its Final Level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:

With respect to the S&P 500 Index, 1283.35, the Closing Level of the S&P 500 Index on the Initial Valuation Date.

With respect to the Russell 2000 Index, 773.18, the Closing Level of the Russell 2000 Index on the Initial Valuation Date.

Final Level:	With respect to an Index, the Closing Level of the Index on the Final Valuation Date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741JCB3 andUS06741JCB35

*	Subject to postponement in the event of a market disruption event with respect to either Index described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event with respect to either Index and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	2.00%	98.00%
Total	$2,325,000	$46,500	$2,278,500

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 2.00% of the principal amount of the notes, or $20.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201630/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Payment at Maturity Calculations

The following steps illustrate the hypothetical payment at maturity calculations. The hypothetical payment at maturity calculations set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis. The hypothetical payment at maturity calculations set forth below are based on (i) the Initial Level of the S&P 500 Index of 1,283.35, (ii) the Initial Level of the Russell 2000 Index of 773.18, (iii) the Knock-In Barrier with respect to the S&P 500 Index of 994.60 (the Initial Level of the S&P 500 Index multiplied by 77.50%, rounded to the nearest hundredth), (iv) the Knock-In Barrier with respect to the Russell 2000 Index of 599.21 (the Initial Level of the Russell 2000 Index multiplied by 77.50%, rounded to the nearest hundredth), (v) the assumption that no Market Disruption Event occurs with respect to either Index during the Observation Period, and (vi) the assumption that the Notes are not redeemed prior to maturity pursuant to “Early Redemption at the Option of the Issuer” as described above. The calculations set forth below do not take into account any tax consequences from investing in the Notes.

Step 1: Determine Whether a Knock-In Event Occurs.

A Knock-In Event occurs if, as determined by the Calculation Agent, the Closing Level of the S&P 500 Index on any Index Business Day during the Observation Period is less than its Knock-In Barrier (i.e., 994.60, given the Initial Level set forth above) or the Closing Level of the Russell 2000 Index on any Index Business Day during the Observation Period is less than its Knock-In Barrier (i.e., 599.21, given the Initial Level set forth above). If a Knock-In Event occurs, the payment at maturity will depend on whether the Index Return of the Lesser Performing Index is less than 0%, as described below.

If a Knock-In Event does not occur, you will receive, in addition to the final interest payment, a payment at maturity equal to the principal amount of your Notes.

Step2: Determine the Index Return of the Lesser Performing Index.

To determine the Index Return of the Lesser Performing Index, the Calculation Agent will first calculate the Index Return of the S&P 500 Index and the Index Return of the Russell 2000 Index and then determine which Index has the lower Index Return. The Index with the lower Index Return will be the Lesser Performing Index and its Index Return will be the Index Return of the Lesser Performing Index. The Index Return of an Index is calculated by the Calculation Agent equal to the performance of such Index from its Initial Level to its Final Level, calculated as follows:

Final Level – Initial Level

Initial Level

Step 3: Calculate the Payment at Maturity.

If a Knock-In Event occurs, you will receive a payment at maturity equal to the principal amount of your Notes only if the Index Return of the Lesser Performing Index, determined by the Calculation Agent as described above, is equal to or greater than 0%.

If a Knock-In Event occurs and the Index Return of the Lesser Performing Index is less than 0%, you will receive a payment at maturity that is less, and possibly significantly less, than the principal amount of your Notes, calculated by the Calculation Agent as the sum of the (i) the principal amount of your Notes, plus (ii) the product of (a) the principal amount of your Notes multiplied by (b) the Index Return of the Lesser Performing Index. The following table illustrates the hypothetical payments at maturity if a Knock-In Event occurs, assuming a range of performance for the Indices:

S&P 500 Index Final Level	Russell 2000 Index Final Level	S&P 500 Index Return	Russell 2000 Index Return	Index Return of The Lesser Performing Index	Payment at Maturity* (Not including the final interest payment)
2566.70	1585.02	100.00%	105.00%	100.00%	$1,000
2502.53	1469.04	95.00%	90.00%	90.00%	$1,000
2310.03	1430.38	80.00%	85.00%	80.00%	$1,000
2245.86	1314.41	75.00%	70.00%	70.00%	$1,000
2053.36	1275.75	60.00%	65.00%	60.00%	$1,000
1989.19	1159.77	55.00%	50.00%	50.00%	$1,000
1796.69	1121.11	40.00%	45.00%	40.00%	$1,000
1732.52	1005.13	35.00%	30.00%	30.00%	$1,000
1540.02	966.48	20.00%	25.00%	20.00%	$1,000
1437.35	850.50	12.00%	10.00%	10.00%	$1,000
1283.35	773.18	0.00%	0.00%	0.00%	$1,000
1219.18	850.50	-5.00%	10.00%	-5.00%	$950.00
1219.18	695.86	-5.00%	-10.00%	-10.00%	$900.00
1026.68	788.64	-20.00%	2.00%	-20.00%	$800.00
898.35	618.54	-30.00%	-20.00%	-30.00%	$700.00
962.51	463.91	-25.00%	-40.00%	-40.00%	$600.00
641.68	425.25	-50.00%	-45.00%	-50.00%	$500.00
513.34	386.59	-60.00%	-50.00%	-60.00%	$400.00
449.17	231.95	-65.00%	-70.00%	-70.00%	$300.00
256.67	193.30	-80.00%	-75.00%	-80.00%	$200.00
192.50	77.32	-85.00%	-90.00%	-90.00%	$100.00
0.00	38.66	-100.00%	-95.00%	-100.00%	$0.00

*	per $1,000 principal amount Note

The following examples illustrate how the payments at maturity set forth in the table above are calculated (assuming that a Knock-In Event occurs):

Example 1: The S&P Index increases from an Initial Level of 1283.35 to a Final Level of 1347.52 and the Russell 2000 Index increases from an Initial Level of 773.18 to a Final Level of 927.82.

Because the Index Returns of both Indices are positive, the Index Return of the Lesser Performing Index is positive and the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 2: The S&P Index decreases from an Initial Level of 1283.35 to a Final Level of 1219.18 and the Russell 2000 Index increases from an Initial Level of 773.18 to a Final Level of 1005.13.

Because the Index Return of the S&P 500 Index is negative and the Index Return of the Russell 2000 Index is positive, the S&P 500 Index is the Lesser Performing Index and the Index Return of the Lesser Performing Index is equal to -5.00%. The investor receives a payment at maturity of $950.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Index Return of the Lesser Performing Index]

$1,000 + [$1,000 × -5.00%] = $950.00

Example 3: The S&P Index decreases from an Initial Level of 1283.35 to a Final Level of 898.35 and the Russell 2000 Index decreases from an Initial Level of 773.18 to a Final Level of 618.54.

Because the Index Return of the S&P 500 Index of -30.00% is lower than the Index Return of the Russell 2000 Index of -20.00%, the S&P 500 Index is the Lesser Performing Index and the Index Return of the Lesser Performing Index is equal to -30.00%. The investor receives a payment at maturity of $700.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Index Return of the Lesser Performing Index]

$1,000 + [$1,000 × -30.00%] = $700.00

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Observation Period, the Maturity Date and the payment at maturity are subject to adjustment in the event of a Market Disruption Event with respect to either Index. If the Calculation Agent determines that on the Final Valuation Date, a Market Disruption Event occurs or is continuing in respect of either Index, the Final Valuation Date will be postponed. If such postponement occurs, the Final Levels of the Indices shall be determined using the Closing Levels of the Indices on the first following scheduled trading day on which no Market Disruption Event occurs or is continuing in respect of either Index. In no event, however, will the Final Valuation Date be postponed by more than five scheduled trading days. If the Calculation Agent determines that a Market Disruption Event occurs or is continuing in respect of either Index on the fifth scheduled trading day, the Calculation Agent will determine the Final Level of the Index unaffected by such Market Disruption Event using the Closing Level of such Index on such fifth scheduled trading day, and will make an estimate of the Closing Level of the Index affected by such Market Disruption Event that would have prevailed on that fifth scheduled trading day in the absence of such Market Disruption Event. As the Observation Period ends on and includes the Final Valuation Date, if the Final Valuation Date is postponed, the Observation Period will be extended to, and including, the Final Valuation Date as postponed.

•

For a description of what constitutes a Market Disruption Event with respect to an Index, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” of the prospectus supplement; and

•

For a description of further adjustments that may affect the Indices, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” of the prospectus supplement.

•

Diversification Among U.S. Equities of the S&P 500® Index—The payment at maturity, if any, is linked to the S&P 500® Index and the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500 Index, see the information set forth under “Non Proprietary Indices—Equity Indices—S&P 500® Index” in the Index Supplement.

•

Exposure to the U.S. Equities of the Russell 2000® Index—The payment at maturity, if any, is linked to the S&P 500® Index and the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Index, see the information set forth under “Description of the Reference Asset—Russell 2000® Index” in this pricing supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat your Notes as an investment unit consisting of (i) a fixed rate debt instrument that is issued to you by us (the “Deposit”) and (ii) a put option in respect of the Indices that is issued by you to us (the “Put Option”).

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

If your Notes are properly treated as an investment unit consisting of a Deposit and a Put Option, it would be reasonable to treat the Deposit as having been issued for the principal amount of the Notes and the interest payments on the Notes as partly payments of interest on the Deposit and partly payments for the Put Option (the “Put Premium”). Amounts treated as interest on the Deposit will be subject to tax as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. For a further discussion of the tax considerations applicable to fixed rate debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” in the accompanying prospectus supplement. Amounts treated as Put Premium should generally be deferred and accounted for upon the sale, redemption or maturity of the Notes, as discussed below. On the cover page of this pricing supplement, we have determined the amount of each interest payment that represents interest on the Deposit (this amount is denoted as “Deposit Income” on the cover page) and the amount that represents Put Premium (this amount is denoted as “Put Premium” on the cover page). The terms of your Notes require you and us to allocate the interest payments as set forth on the cover page, but this allocation is not binding on the Internal Revenue Service.

The receipt of cash upon the redemption or maturity of your Notes (excluding cash attributable to the final monthly payment on the Notes) would likely be treated as (i) payment in full of the principal amount of the Deposit, which would likely not result in the recognition of gain or loss, and (ii) the lapse (if you receive your principal amount) or the cash settlement (if you receive less than your principal amount) of the Put Option. Under such characterization, you should generally recognize short-term capital gain or loss in an amount equal to the difference between (i) the amount of Put Premium paid to you over the term of the Notes (including the Put Premium received at redemption or maturity) and (ii) the difference (if any) between (a) the principal amount of your Notes and (b) the amount of cash you receive at redemption or maturity (excluding cash attributable to the final monthly interest payment on the Notes).

Upon a sale of your Notes, you would be required to apportion the value of the amount you receive between the Deposit and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount apportioned to the Deposit and (ii) your adjusted tax basis in the Deposit. Any such gain or loss would likely be incurred in respect of a disposition more than six days prior to maturity of the instrument and would therefore most likely be short-term capital gain or loss.

Upon a sale of your Notes, the amount of cash that you receive that is apportioned to the Put Option, if any, (together with any amount of Put Premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Deposit on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

Alternative Treatments. There are no regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of instruments with terms that are substantially the same as the Notes, and the Internal Revenue Service could assert that the Notes should be taxed differently than in the manner described above. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the notes and pay tax accordingly, even though the comparable yield may exceed the interest payments that are made with respect to the Notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to sale or maturity and is neither a prediction nor a guarantee of what the actual yield will be. If your Notes are so treated, you would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss. For a further discussion of the tax considerations applicable to contingent payment debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” (which may include your Notes) with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Indices. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Securities with More Than One Reference Asset, Where the Performance of the Security Is Based on the Performance of Only One Reference Asset”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The payment at maturity depends on whether a Knock-In Event occurs and whether, and the extent to which, the Index Return of the Lesser Performing Index falls below 0%. If a Knock-In Event occurs and the Index Return of the Lesser Performing Index is less than 0%, your Notes will be fully exposed to any decline of the Lesser Performing Index from its Initial Level to its Final Level and you may lose some or all of your principal.

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Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this pricing supplement, the Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price, on any Interest Payment Date for the month of April, 2011, July, 2011 or October, 2011, provided the Issuer gives at least five business days’ prior written notice to the trustee. If the Issuer exercises its redemption option on any applicable Interest Payment Date, you will receive on the Early Redemption Date 100% of the principal amount of your Notes together with any accrued but unpaid interest to but excluding such Interest Payment Date as originally scheduled. This amount may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the Early Redemption Date in a comparable investment with similar risk and yield. No more interest will accrue after the relevant Early Redemption Date. The Issuer’s right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold. The Issuer’s election to redeem the Notes may further limit your ability to sell your Notes and realize any market appreciation of the value of your Notes.

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You Will Not Receive More Than the Principal Amount of Your Notes at Maturity—At maturity, you will not receive more than the principal amount of your Notes, even if the Index Return of the S&P 500 Index, the Index Return of the Russell 2000 Index or both are greater than 0%. The total payment you receive over the term of the Notes will never exceed the principal amount of your Notes plus the interest payments paid during the term of the Notes.

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If A Knock-In Event Occurs, Payment at Maturity on the Notes is Solely Linked to the Index Return of the Lesser Performing Index—If a Knock-In Event occurs, any payment at maturity (other than the final interest payment) due on your Notes will be linked solely to the Index Return of the Lesser Performing Index. The payment at maturity, if any, will not reflect the performance of the Index that is not the Lesser Performing Index. For example, if the Index Return of the Lesser Performing Index is less than 0%, even though the Index that is not the Lesser Performing Index appreciates from its Initial Level to its Final Level, the calculation of the payment at maturity will not take into account such appreciation. Similarly, if each of the Indices have a negative Index Return, the amount of your investment that you will lose at maturity will be calculated based solely on the Index Return of the Lesser Performing Index and will not be limited in any way by virtue of the fact that the Index Return of the other Index was greater than the Index Return of the Lesser Performing Index. Accordingly, your investment in the Notes will result in a return that is less, and may be substantially less, than an investment that is linked to the Index that is not the Lesser Performing Index.

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Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

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Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the index supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

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No Principal Protection—If a Knock-In Event occurs and the Index Return of the Lesser Performing Index is less than 0%, the payment at maturity will be less, and possibly significantly less, than the principal amount of your Notes. If a Knock-In Event occurs and the Index Return of the Lesser Performing Index is less than 0%, your Notes will be fully exposed to any decline of the Lesser Performing Index from its Initial Level to its Final Level and you may lose some or all of your principal.

•	Return Limited to the Monthly Interest Payments—Your return is limited to the monthly interest payments. You will not participate in any appreciation in the level of any Index.

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If a Knock-In Event Occurs, The Payment at Maturity of Your Notes is Not Based on the Level of the Indices at Any Time Other than the Final Levels of the Indices on the Final Valuation Date—If a Knock-In Event occurs, the determination of the Index Return of the Lesser Performing Index and the payment at maturity will not be made based on any level of the Indices other than the Final Level of each Index on the Final Valuation Date (subject to adjustments as described in the prospectus supplement). Therefore, if a Knock-In Event occurs and the Final Level of the Index that is the Lesser Performing Index dropped on the Final Valuation Date to a level lower than its Initial Level, your Notes will be fully exposed to any decline of the Lesser Performing Index from its Initial Level to its Final Level and you may lose some or all of your principal. The payment at maturity, if any, that you will receive for your Notes will be significantly less than it would otherwise have been had such payment been linked to the levels of the Indices prior to such drop at a time when the levels of the Indices were at or above their respective Initial Levels.

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No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Indices would have.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that that exceeds the portion of the monthly payments treated as interest on the Notes for U.S. federal income tax purposes and whether all or part of the gain or loss you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income or loss. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the Indices on any index business day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Indices;

•	the time to maturity of the Notes;

•	the market price and dividend rate on the common stocks underlying the Indices;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

Russell 2000® Index

Notwithstanding the description of the Russell 2000® Index in the index supplement, please see below for the description of the Russell 2000® Index.

All disclosures contained in this pricing supplement regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Frank Russell Company (“Russell”). Russell, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Index was developed by Russell and is calculated, maintained and published by Russell. The Index is reported by Bloomberg under the ticker symbol “RTY:IND”.

The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index (the “Russell 3000”), the Index consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and current index membership) included in the Russell 3000 and represented, as of October 29, 2010, approximately 10% of the total market capitalization of the Russell 3000. The Russell 3000, in turn comprises the 3,000 largest U.S. companies as measured by total market capitalization, which together represented, as of October 29, 2010, approximately 98% of the U.S. equity markets open to public investment.

Selection of stocks underlying the Index

Below are the requirements to be eligible for inclusion in the Russell 3000, and, consequently, the Index:

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U.S. company. All companies eligible for inclusion in the Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands.

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Trading requirements. All securities eligible for inclusion in the Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheets or over-the-counter traded securities are not eligible for inclusion.

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Minimum closing price. Stocks must trade at or above US$1.00 on their primary exchange on the last trading day in May to be eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. If a stock’s closing price is less than US$1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than US$1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above US$1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above US$1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above US$1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

•	Minimum total market capitalization. Companies with a total market capitalization of less than US$30 million are not eligible for the Index.

•	Minimum float requirement. Companies with 5% or less of their shares available in the marketplace are not eligible for the Index.

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Company structure. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies (SPACs) and limited partnerships are excluded from inclusion in the Russell 3000 Index. Business development companies (BDCs) are eligible.

•	Shares excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights and trust receipts are not eligible for inclusion.

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Deadline for inclusion. Stocks must be listed on the last trading day in May and Russell must have access to documentation verifying the company’s eligibility for inclusion. This information includes corporate description, incorporation, shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion quarterly.

All Russell indices, including the Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on the last trading day of May of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 28th, 29th or 30th day of June, reconstitution will occur the Friday prior.

Market capitalization

The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Index, is total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the market price as of the last trading day in May for those securities being considered at annual reconstitution. IPO eligibility is determined each quarter.

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Determining total shares outstanding. Only common stock is used to determine market capitalization for a company. Any other form of shares, including preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

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Determining price. During each annual reconstitution, the last traded price on the last trading day in May of that year from the primary exchange is used to determine market capitalization. If a security does not trade on its primary exchange, the lowest price from another major U.S. exchange is used. In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price. For new members, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Index.

Capitalization adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in all Russell indices, including the Index, by their float-adjusted market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization:

•	Cross ownership. Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held.

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Large corporate and private holdings. Shares held by another listed company (non-member) or private individuals will be adjusted if they are greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual or a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds, unless these firms have a direct relationship to the company, such as board representation.

•	Employee stock ownership plan shares. Corporations that have employee stock ownership plans that comprise 10% or more of the shares outstanding are adjusted.

•	Unlisted share classes. Classes of common stock that are not traded on a U.S. exchange are adjusted.

•	IPO lock-ups. Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices.

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Government holdings. Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares. Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%. Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares.

Corporate actions affecting the Index

Changes to all Russell U.S. indices, including the Index, are made when an action is final.

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“No replacement” rule. Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over a year may fluctuate according to corporate activity.

•	Mergers and acquisitions. Merger and acquisition activity results in changes to the membership and weighting of members within the Index.

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Re-incorporations. Members of the Index that are re-incorporated to another country but continue to trade in the U.S. will be reviewed for eligibility at the next reconstitution. Companies that re-incorporate and no longer trade in the U.S. are immediately deleted from the Index and placed in the appropriate country within the Russell Global Index. Companies that re-incorporate to the U.S. during the year, will be reviewed for eligibility at the next reconstitution.

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Re-classifications of shares (primary vehicles). The primary vehicle share class will not be assessed or changed outside of reconstitution unless the existing share class ceases to exist. In the event of extenuating circumstances signaling a necessary primary vehicle change, proper notification will be made.

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Rights offerings. Rights offered to shareholders are reflected in the Index the date the offer expires for nontransferable rights and on the ex-date for transferable rights. In both cases, the price is adjusted to account for the value of the right on the ex-date, and shares are increased according to the terms of the offering on that day. Rights issued in anticipation of a takeover event, or “poison pill” rights are excluded from this treatment and no price adjustment is made for their issuance or redemption.

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Changes to shares outstanding. Changes to shares outstanding due to buybacks (including Dutch Auctions), secondary offerings, merger activity with a non-Index member and other potential changes are updated at the end of the month (with the sole exception of June) in which the change is reflected in vendor supplied updates and verified by Russell using an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

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Spin-offs. The only additions between reconstitution dates are as a result of spin-offs and IPOs. Spin-off companies are added to the Index if warranted by the market capitalization of the spin-off company.

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Tender offers. A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined that the company will finalize the process with a short form merger. Shares of the acquiring company, if a member of the Index, will be increased simultaneously.

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Delisting. Only companies listed on U.S. exchanges are included in the Index. Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the Index.

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Bankruptcy and voluntary liquidations. Companies that file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Index at the time of the filing. Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Index, unless delisted from their primary exchange. In that case, normal delisting rules will apply.

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Stock distributions. Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date. In both cases, a price adjustment is made on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

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Dividends. Gross dividends are included in the daily total return calculation of the Index based on their ex-dates. The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date. Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level. Stock prices are adjusted to reflect special cash dividends on the ex-date. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as all cash.

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Halted securities. Halted securities are not removed from the Index until the time they are actually delisted from the exchange. If a security is halted, it remains in the Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

Additional information on the Index is available on the following website: http://www.russell.com. No information on the website shall be deemed to be included or incorporated by reference in this pricing supplement.

License Agreement

Barclays Bank PLC has entered into a non-exclusive license agreement with Russell whereby we, in exchange for a fee, are permitted to use the Index and its related trademarks in connection with certain securities, including the Notes. We are not affiliated with Russell; the only relationship between Russell and us is any licensing of the use of Russell’s indices and trademarks relating to them.

The license agreement between Russell and Barclays Bank PLC provides that the following language must be set forth in this pricing supplement:

“The Notes are not sponsored, endorsed, sold, or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000® Index (the “Index”) to track general stock market performance or a segment of the same. Russell’s publication of the Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Index is based. Russell’s only relationship to Barclays Bank PLC and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Index which is determined, composed and calculated by Russell without regard to Barclays Bank PLC and its affiliates or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

“Russell 2000® Index” and “Russell 3000® Index” are trademarks of Russell and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold, or promoted by Russell and Russell makes no representation regarding the advisability of investing in the Notes.

Historical Information

The following graph sets forth the historical performance of the Indices based on the daily Index closing levels from January 2, 2004 through January 21, 2011. The closing level of the S&P 500 Index on January 21, 2011 was 1283.35. The closing level of the Russell 2000 Index on January 21, 2011 was 773.18.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Indices should not be taken as an indication of future performance, and no assurance can be given as to the Closing Levels of the Indices on the Final Valuation Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.